SUN LIFE FINANCIAL INC. FORM OF SHAREHOLDER PROXY for the May 11, 2005 Annual Meeting

Your control number is:

See reverse side for instructions for submitting your proxy

The UNDERSIGNED shareholder of SUN LIFE FINANCIAL INC. (the “Corporation”) hereby appoints William W. Stinson, Chairman of the Board, or failing him, Bertin F. Nadeau, Chairman of the Governance Committee, or failing him, a director of the Corporation appointed by the directors present at the meeting, or instead of any of the foregoing, _______ as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Corporation to be held on May 11, 2005 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided above.

INFORMATION ON ALL MATTERS LISTED BELOW CAN BE FOUND IN THE MANAGEMENT INFORMATION CIRCULAR DATED MARCH 21, 2005.

The directors and management recommend shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:		The directors and management recommend shareholders vote AGAINST the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote AGAINST the matters below:

1. ELECTION OF DIRECTORS		3. SHAREHOLDER PROPOSAL No. 1	☐ FOR ☐ AGAINST
01. James C. Baillie	08. Idalene F. Kesner	4. SHAREHOLDER PROPOSAL No. 2	☐ FOR ☐ AGAINST
02. George W. Carmany, III	09. Bertin F. Nadeau	5. SHAREHOLDER PROPOSAL No. 3	☐ FOR ☐ AGAINST
03. William R. Fatt	10. Ronald W. Osborne	6. SHAREHOLDER PROPOSAL No. 4	☐ FOR ☐ AGAINST
04. David A. Ganong	11. C. James Prieur	7. SHAREHOLDER PROPOSAL No. 5	☐ FOR ☐ AGAINST
05. Germaine Gibara	12. Donald A. Stewart	8. SHAREHOLDER PROPOSAL No. 6	☐ FOR ☐ AGAINST
06. Krystyna T. Hoeg	13. W. Vickery Stoughton	9. SHAREHOLDER PROPOSAL No. 7	☐ FOR ☐ AGAINST
07. David W. Kerr		10. SHAREHOLDER PROPOSAL No. 8	☐ FOR ☐ AGAINST
To withhold your vote for an individual nominee, strike a line through that nominee’s name.		11. SHAREHOLDER PROPOSAL No. 9 12. SHAREHOLDER PROPOSAL No. 10	☐ FOR ☐ AGAINST ☐ FOR ☐ AGAINST
☐ FOR all nominees listed above (except as marked to the contrary)
☐ WITHHOLD for all director nominees listed above
2. APPOINTMENT OF DELOITTE & TOUCHE LLP AS AUDITORS
☐ FOR ☐ WITHHOLD

Signature – all shareholders must sign	Date (dd/mm/yy)
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Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 11, 2005, and a continuation of the Annual Meeting after any adjournment thereof.

a)	If the shareholder intends to vote by proxy, this form of proxy must be signed and dated by the shareholder. All signatures should agree with the names on this proxy. If the shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)	Should any of the nominees named in paragraph 1 of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy or alternate form of submission as described below, must be received by the Corporation’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Monday, May 9, 2005 or two business days prior to a continuation of the meeting after any adjournment.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 21, 2005.

Instructions For Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.

By Fax:	Mark, sign, date and fax to 416-368-2502.

By Telephone:	Only from Canada or the United States, using a touch-tone telephone, call toll free 1-866-271-1207 (English and French) and follow the voice instructions. You will need to refer to this proxy form and to your control number printed on the front of this form.

By Internet:	Access website www.eproxyvoting.com/slf (English and French) and follow the instructions on the website. You will need to refer to your control number printed on the front of this form.

THIS IS THE END OF THE PROXY FORM FOR THE 2005 ANNUAL MEETING.

PLEASE READ AND COMPLETE THE BOXES BELOW.

Annual Financial Statements

Current legislation requires Sun Life Financial Inc. to ask all non-registered shareholders who have requested to receive all materials, if they wish to receive annual financial statements. If you do not provide instructions, the annual financial statements will NOT be mailed to you. You will be asked this question annually.

☐ YES – I wish to receive 2005 annual financial statements.

Electronic Delivery of Documents

Securities law permits the delivery to you of some documents by electronic means. You must provide your consent to such delivery by completing the Electronic Delivery Registration Form below and returning it in the envelope provided. We encourage you to take advantage of this service.

You may change your e-mail address at any time by writing to the transfer agent at: CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9 or by e-mail at Inquiries@cibcmellon.com.

E-Delivery Registration Form                                          Shareholder Account Number:

To: CIBC Mellon Trust Company

☐ YES – I wish to receive materials prepared by Sun Life Financial Inc. such as notices of annual or special shareholder meetings, information circulars, annual financial statements and other information required to be sent to its shareholders, electronically.

E-mail address:

Signature	Date (dd/mm/yy)
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